                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No.3)*


                    Superior Consultant Holdings Corporation
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                                (Name of Issuer)


                         Common Stock, par Value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   868146101
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                                 (CUSIP Number)


                                 Susan M. Synor
                    Superior Consultant Holdings Corporation
                                4000 Town Center
                                   Suite 1100
                           Southfield, Michigan 48075
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 23, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.86814610                 13D                        PAGE  2 OF 10 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Ronald V. Aprahamian
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
    See Item 2 below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    SC, PF
    See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    505,500
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    3,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                     505,500
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     508,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                        PAGE 3  OF 10 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Richard D. Helppie, Jr.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
    See Item 2 Below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
    See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,433,024
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,433,024
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,433,024
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                        PAGE 4  OF 10 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    George S. Huntzinger
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
    See Item 2 below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    SC, PF
    See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    240,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,700
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    240,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     244,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                        PAGE 5  OF 10 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Charles O. Bracken
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
    See Items 2 below                                                    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    SC, PF
    See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    449,403
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    449,403
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     449,403
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                        PAGE  6 OF 10 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Steven H. Smith
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
    See Item 2 below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    SC, PF
    See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    272,075
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    272,075
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     272,075
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

-------------------------------------------         ----------------------------
CUSIP No.  868146101                                         Page 7 of 10 Pages
-------------------------------------------         ----------------------------


         The undersigned hereby amend their Schedule 13D filed November 13, 2000, as amended by the Amendment No. 1 filed November 29, 2000, and the Amendment No. 2 filed December 11, 2000 (collectively, the "Schedule 13D"), relating to the Common Stock of Superior Consultant Holdings Corporation. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. The purpose of this Amendment No. 3 is to report an increase in the shares of Common Stock beneficially owned by the Reporting Persons and to describe the transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 2.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

Item 5 is supplemented as follows:

(a) As of January 31, 2000, there were 11,074,846 shares of Common Stock issued and outstanding. Based on such information, as of the date hereof, after taking into account the transactions described in Item 5(c) below, the Reporting Persons beneficially own in the aggregate 4,904,152 shares of Common Stock which represents approximately 43.4% of the outstanding shares of Common Stock. Individually, each of the Reporting Persons beneficially owns the following shares: (i) Aprahamian beneficially owns 508,500 shares, which represent 4.6% of the outstanding shares of Common Stock; (ii) Helppie beneficially owns 3,433,024 shares, which represent 30.7% of the outstanding shares of Common Stock; (iii) Huntzinger beneficially owns 244,700 shares, which represent 2.2% of the outstanding shares of Common Stock; (iv) Bracken beneficially owns 449,403 shares, which represent 4.0% of the outstanding shares of Common Stock; and (v) Smith beneficially owns 272,075 shares, which represent 2.5% of the outstanding shares of Common Stock. The number of shares beneficially owned by Helppie includes 110,000 shares issuable upon exercise of options currently exercisable or exercisable within 60 days from the date hereof. The number of shares beneficially owned by Huntzinger includes 3,750 shares issuable upon exercise of options currently exercisable or exercisable within 60 days from the date hereof. The number of shares beneficially owned by Bracken includes 115,000 shares issuable upon exercise of options currently exercisable or exercisable within 60 days from the date hereof.

(b) Each of Helppie, Bracken and Smith possesses sole voting power and sole dispositive power with respect to all of his shares. Aprahamian possesses sole voting power and sole dispositive power with respect to 505,500 shares and shares voting power and dispositive power with respect to 3,000 shares. Aprahamian shares voting and dispositive power with respect to 3,000 shares with his mother, Ms. Polly Mary Aprahamian, for which he serves as a trustee under a trust established for her benefit. Huntzinger possesses sole voting power and sole dispositive power with respect to 240,000 shares and shares voting power and dispositive power with respect to 4,700 shares. Huntzinger shares voting and dispositive power with respect to 4,700 shares with Sherry M. Huntzinger, his wife.

-------------------------------------------         ----------------------------
CUSIP No.  868146101                                         Page 8 of 10 Pages
-------------------------------------------         ----------------------------


(c) On December 7, 2000, Helppie made a gift of 30,000 shares of Common Stock to Children's Hospital of Michigan - The Helppie Institute. In addition, since the filing of Amendment No. 2 to the Schedule 13D, the Reporting Persons purchased the following additional shares of Common Stock in the open market:

Reporting Person                      Purchase Date              Shares            Price per Share(1)
Aprahamian                            12/14/00                     1,100                 $3.2500
                                      12/21/00                     5,200                 $3.0000
                                      12/22/00                     3,700                 $2.9375
                                      12/27/00                     4,800                 $2.9660
                                      12/28/00                     4,400                 $2.9479
                                      1/2/01                       9,600                 $2.9375
                                      1/5/01                       6,300                 $2.8125
                                      1/8/01                       2,000                 $2.8750
                                      1/31/01                        900                 $3.1250
                                      2/2/01                       2,300                 $3.5000
                                      2/23/01                        550                 $3.3125
Helppie                               12/14/00                     1,100                 $3.2500
                                      12/21/00                     5,200                 $3.0000
                                      12/22/00                     3,700                 $2.9375
                                      12/27/00                     4,800                 $2.9660
                                      12/28/00                     4,400                 $2.9479
                                      1/2/01                       9,600                 $2.9375
                                      1/5/01                       6,300                 $2.8125
                                      1/8/01                       2,000                 $2.8750
                                      1/31/01                        900                 $3.1250
                                      2/2/01                       2,300                 $3.5000
                                      2/23/01                        550                 $3.3125
Huntzinger                            12/14/00                       225                 $3.2500
                                      12/21/00                     1,000                 $3.0000
                                      12/22/00                       750                 $2.9375
                                      12/27/00                     1,000                 $2.9660
                                      12/28/00                       900                 $2.9479
                                      1/2/01                       1,900                 $2.9375
                                      1/5/01                       1,250                 $2.8125
                                      1/8/01                         425                 $2.8750
                                      1/31/01                        200                 $3.1250
                                      2/2/01                         450                 $3.5000
                                      2/23/01                        100                 $3.3125

-------------------------------------------         ----------------------------
CUSIP No.  868146101                                         Page 9 of 10 Pages
-------------------------------------------         ----------------------------


Bracken                               12/14/00                            125                 $3.2500
                                      12/21/00                            600                 $3.0000
                                      12/22/00                            350                 $2.9375
                                      12/27/00                            400                 $2.9660
                                      12/28/00                            500                 $2.9479
                                      1/2/01                              950                 $2.9375
                                      1/5/01                              650                 $2.8125
                                      1/8/01                              225                 $2.8750
                                      1/31/01                             100                 $3.1250
                                      2/2/01                              250                 $3.5000
                                      2/23/01                              75                 $3.3125
Smith                                 12/14/00                            450                 $3.2500
                                      12/21/00                          2,000                 $3.0000
                                      12/22/00                          1,500                 $2.9375
                                      12/27/00                          2,000                 $2.9660
                                      12/28/00                          1,800                 $2.9479
                                      1/2/01                            3,900                 $2.9375
                                      1/5/01                            2,500                 $2.8125
                                      1/8/01                              850                 $2.8750
                                      1/31/01                             400                 $3.1250
                                      2/2/01                            1,000                 $3.5000
                                      2/23/01                             225                 $3.3125

(1) Average price per share of all purchases made on the purchase date.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2001


         /s/ Ronald V. Aprahamian                           /s/ Richard D. Helppie, Jr.
----------------------------------------------     -------------------------------------------------
            Signature                                                Signature

Ronald V. Aprahamian, Chairman                     Richard D. Helppie, Jr., CEO and Director
----------------------------------------------     -------------------------------------------------
                Name/Title                                          Name/Title


         /s/ George S. Huntzinger                                 /s/ Charles O. Bracken
----------------------------------------------     -------------------------------------------------
                 Signature                                            Signature

George S. Huntzinger, President and COO            Charles O. Bracken, Executive Vice President
----------------------------------------------                         and Director
                Name/Title                         -------------------------------------------------
                                                                      Name/Title

         /s/ Steven H. Smith
----------------------------------------------
                 Signature

Steven H. Smith, Executive Vice President
----------------------------------------------
                Name/Title